UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to

Commission file number: 0-21116

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

USANA Health Sciences 401(k) Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

USANA HEALTH SCIENCES, INC.

3838 West Parkway Blvd., Salt Lake City, Utah 84120

(Address of principal executive offices, Zip Code)

USANA HEALTH SCIENCES, INC.

FORM 11-K

For the Year Ended December 31, 2009

* Other supplementary schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrators of the

USANA Health Sciences 401(k) Plan

We have audited the accompanying statements of assets available for benefits of the USANA Health Sciences 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in assets available for benefits for the year ended December 31, 2009.  These financial statements and the supplemental schedule are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the USANA Health Sciences 401(k) Plan as of December 31, 2009 and 2008, and the changes in assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LC

Salt Lake City, Utah

June 17, 2010

USANA Health Sciences 401(k) Plan

Statements of Assets Available for Benefits

	December 31,
	2009	2008

Assets
Investments, at fair value
Mutual funds	$17,132,355	$12,235,157
USANA Health Sciences, Inc. common stock	2,210,424	2,412,761
Loans to participants	794,563	633,556

Total investments	20,137,342	15,281,474

Cash	8,065	8,065

Employer contributions receivable	—	7,828

Assets available for benefits	$20,145,407	$15,297,367

The accompanying notes are an integral part of these statements.

USANA Health Sciences 401(k) Plan

Statement of Changes in Assets Available for Benefits

Year Ended December 31, 2009

Additions to (deductions from) assets attributable to:

Investment income:
Net appreciation in fair value of investments	$3,447,113
Interest and dividends	373,837

Total investment gain	3,820,950

Contributions:
Employee	1,901,871
Employer	897,839

Total contributions	2,799,710

Benefits paid to participants	(1,772,620)

Net increase in assets available for benefits	4,848,040

Assets available for benefits:
Beginning of year	15,297,367

End of year	$20,145,407

The accompanying notes are an integral part of this statement.

USANA Health Sciences 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

NOTE A — DESCRIPTION OF THE PLAN

The following description of the USANA Health Sciences 401(k) Plan (the “Plan”) provides only general information.  Participants and other financial statement users should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1.        General

The Plan is a defined contribution plan covering all United States employees of USANA Health Sciences, Inc. (the “Company” or the “Employer”) who have completed one month of service and are age 18 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and permits traditional 401(k) deferrals (pre-tax), as well as Roth 401(k) deferrals (after-tax).

2.        Contributions

Each year participants may elect to contribute up to 75 percent of their annual compensation subject to certain limits as defined in the Plan.  Contributions are limited by the Internal Revenue Code, which established a maximum contribution of $16,500 ($22,000 for participants over age 50) for the year ended December 31, 2009.  Participants may elect to make pre-tax contributions and/or after-tax Roth elective contributions into their accounts.  Participants may also contribute amounts representing distributions from certain other defined benefit or defined contribution plans.  Under the Safe Harbor and certain other provisions of the Plan, eligible employees who have not made an affirmative election to defer or not defer will have elective deferrals withheld in the amount of six percent of their compensation, to be invested in the appropriate target date retirement fund.  Participants may direct their investments into one or more of the investment options offered by the Plan, with no more than 25 percent of their investment allocations directed into shares of the Company’s common stock.

The Company provides a matching contribution equal to 100 percent of the first one percent of a participant’s compensation that is contributed as an elective deferral by the participant, and 50 percent of that elective deferral between one and six percent of the participant’s compensation.  The Company’s board of directors may also authorize additional contributions to the Plan.

3.        Participant accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is adjusted for the participant’s contributions and allocations of (a) the Company’s contributions and (b) investment gains or losses.  The allocation of the Company’s discretionary contributions and forfeitures is based on each participant’s contribution, as defined by the Plan.  The allocation of investment gains or losses is based on a participant’s weighted-average account balance, as defined by the Plan.

4.        Vesting

Participants are fully vested in their voluntary contributions, including any net investment gains on those contributions.  The Company’s matching and discretionary contributions fully vest at the end of two years of service.

5.        Participant loans

A participant may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of his or her vested account balance.  Each participant loan is secured by the balance in the participant’s account and bears interest at rates ranging from 4.25 percent to 11.00 percent, which rates were commensurate with local prevailing rates at the time of loan origination.  Principal and interest is paid ratably through payroll deductions.  Loans are re-paid over five-year periods, unless the loan was used to purchase a principal residence, in which case the payback period may not exceed 30 years.  As of December 31, 2009, the Plan had participant loans outstanding with maturities ranging from 2010 through 2019.

6.        Benefits paid to participants

On termination of service due to death, permanent disability, or retirement, a participant or beneficiary may receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  For termination of service due to other reasons, the Plan may make a lump-sum distribution of the value of the participant’s vested interest in his or her account where the account balance is less than $5,000.

USANA Health Sciences 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE A — DESCRIPTION OF THE PLAN — CONTINUED

7.                         Forfeited accounts

Forfeited accounts related to the Company’s matching contributions are used to reduce future matching contributions.  As of December 31, 2009 and 2008, the balance of forfeited accounts totaled $52,900 and $8,431, respectively.  During 2009, forfeitures totaled $60,838 and the Company’s contributions were reduced by $14,866 from the application of forfeitures.  Losses on forfeited balances were $1,503 during 2009.

8.                         Expenses

The Company, as the Plan sponsor, pays all administrative expenses of the Plan.

9.                         Plan amendments

During 2009, the Plan document was amended to (1) shorten the required service period for eligibility from three months to one month, (2) change the entry date into the Plan from the first day of each calendar quarter to as soon as eligibility requirements are met, and (3) allow participants to change their deferral contribution percentage each payroll period instead of on a quarterly basis.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.                         Basis of accounting

The financial statements of the Plan are presented using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

2.                         Use of estimates

The preparation of the financial statements in conformity with US GAAP requires the Plan management to make estimates and assumptions that affect certain reported amounts of assets available for benefits at the date of the financial statements, the changes in assets available for benefits during the reporting period and, when applicable, the disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results may differ from those estimates.

3.                         Recent accounting pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 105, “Generally Accepted Accounting Principles,” which establishes the “FASB Accounting Standards Codification™” as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with US GAAP.  Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) are also sources of authoritative US GAAP for SEC registrants.  ASC 105 is effective for annual financial periods ending after September 15, 2009.  The Plan adopted ASC 105 during the year ended December 31, 2009. The adoption had no impact on the Plan’s financial statements.

In May 2009, the FASB issued ASC 855, “Subsequent Events,” which establishes general accounting standards and disclosure requirements for events that occur after the balance sheet date but before the financial statements are issued or are available to be issued.  In February 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-09, “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements” (ASU 2010-09).  ASU 2010-09 amends Subtopic 855-10, “Subsequent Events — Overall” to no longer require that SEC filers disclose the date for both issued and revised financial statements through which subsequent events were evaluated.  The Plan adopted these standards upon issuance and the application had no impact on the Plan’s financial statements.

USANA Health Sciences 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements” (ASU 2010-06).  ASU 2010-06 amends Subtopic 820-10 to require disclosure of the transfers in and out of Levels 1 and 2.  The update also requires additional information for Level 3 related to purchases, sales, issuances and settlements, and requires more detailed disclosure regarding valuation techniques and inputs.  ASU 2010-06 as it relates to Levels 1 and 2 is effective for fiscal years and interim periods beginning after December 15, 2009.  Requirements relating to Level 3 are effective for fiscal years and interim periods beginning after December 15, 2010.  The Plan adopted the current effective provisions of ASU 2010-06 during January 2010, and its application is not expected to have a material impact on the Plan’s financial statements.

4.                         Investment valuation and income recognition

The Plan’s investments are stated at fair value.  Quoted market prices are used to value investments in shares of USANA Health Sciences, Inc. common stock (which are held in a unitized stock fund) and in mutual funds.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.  Participant loans are valued at their outstanding balances, which approximate fair value.  Net appreciation (depreciation) caused by fluctuations in the value of investments is reflected in the Statement of Changes in Assets Available for Benefits.  Amounts invested may earn interest and dividends, which in turn are reinvested.

Purchases and sales of securities are recorded on a trade-date basis.  Income from interest is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Earnings and losses within each fund are allocated to participants based on their proportionate shares in the fund.

In general, the Plan’s securities are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of assets available for benefits.

5.                         Benefits paid to participants

Benefits are recorded when paid.  As of December 31, 2009, there were no distributions that had been requested but not paid.

NOTE C — INVESTMENTS

All investment options are participant-directed.  The following is a summary of the fair value of the Plan’s investments as of December 31, 2009 and 2008.  Investments representing five percent or more of assets available for benefits at the end of each year are separately identified.

	2009	2008

The Growth Fund of America	$2,864,086	$2,029,643
EuroPacific Growth Fund	2,486,288	1,559,864
USANA Health Sciences, Inc. common stock	2,210,424	2,412,761
Washington Mutual Investors Fund	2,182,328	1,825,722
SMALLCAP World Fund	1,935,743	1,202,092
Money Market Fund	1,435,047	1,314,336
Fundamental Investors	1,287,068	856,657
The Income Fund of America	1,286,710	1,136,086
Other	4,449,648	2,944,313

Total Investments	$20,137,342	$15,281,474

USANA Health Sciences 401(k) Plan

NOTES TO FINANCIAL STATEMENTS — CONTINUED

NOTE C — INVESTMENTS — CONTINUED

Net appreciation (depreciation) in the value of investments includes all investments bought and sold during the year, as well as held at year-end.  During the year ended December 31, 2009, the Plan’s investments appreciated (depreciated) in value as follows:

Mutual Funds	$3,572,009
Common Stock	(124,896)

$3,447,113

NOTE D — FAIR VALUE MEASUREMENTS

The Plan reports investments and participant loans in accordance with established authoritative guidance, which requires a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

The three levels are defined as follows:

•                  Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

•                  Level 2 inputs are from other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

•                  Level 3 inputs are unobservable and are used to measure fair value in situations where there is little, if any, market activity for the asset or liability at the measurement date.

The following schedule sets forth by level within the valuation hierarchy a summary of the Plan’s investments and participant loans, measured at fair value as of the dates indicated:

	Level 1	Level 2	Level 3	Total

December 31, 2009

Mutual funds	$17,132,355	$—	$—	$17,132,355
USANA Health Sciences, Inc. common stock	2,210,424	—	—	2,210,424
Participant loans	—	—	794,563	794,563

	$19,342,779	$—	$794,563	$20,137,342

December 31, 2008

Mutual funds	$12,235,157	$—	$—	$12,235,157
USANA Health Sciences, Inc. common stock	2,412,761	—	—	2,412,761
Participant loans	—	—	633,556	633,556

	$14,647,918	$—	$633,556	$15,281,474

The USANA Health Sciences, Inc. common stock unitized fund primarily includes Company common stock, the value of which is measured using the quoted market price.  A small portion of this fund consists of cash held in a money market account.  The money market portion of this fund provides liquidity, which enables Plan participants to transfer money daily among all investment choices.  The fair value of this fund is based on Level 1 inputs as described above.

USANA Health Sciences 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE D — FAIR VALUE MEASUREMENTS — CONTINUED

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009:

Participant Loans
Balance, beginning of year	$633,556
Loans, net of repayments	161,007

Balance, end of year	$794,563

NOTE E — RELATED-PARTY TRANSACTIONS

Plan assets include common stock of the Company totaling $2,210,424 as of December 31, 2009 ($2,412,761 as of December 31, 2008).  The Company is the Plan Administrator as defined by the Plan and, therefore, transactions with respect to shares of the Company’s common stock qualify as party-in-interest transactions.  The Plan held 66,513 shares of common stock of the Company as of December 31, 2009 (68,196 shares as of December 31, 2008).

Loans to Plan participants, totaling $794,563 as of December 31, 2009 ($633,556 as of December 31, 2008), are also considered party-in-interest transactions.  Interest income pertaining to participant loans totaled $42,861 for 2009.

NOTE F — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue the Company’s contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their accounts.

NOTE G — TAX STATUS

The Plan has adopted a Non-Standardized Prototype Plan for which the Internal Revenue Service has issued a favorable opinion letter, dated March 31, 2008, covering the qualification of the Plan.  The Plan Administrator and its qualified tax counsel do not anticipate that changes in the Plan after the date of the Internal Revenue Service opinion letter will affect the qualified and tax-exempt status of the Plan.  Accordingly, the financial statements of the Plan do not include an income tax provision.

USANA Health Sciences 401(k) Plan

SUPPLEMENTAL INFORMATION

Employer Identification Number:  87-0500306

Plan Number:  001

SCHEDULE H, PART IV, line 4(i)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2009

( a )	( b ) IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	( c) DESCRIPTION OF INVESTMENT	SHARES, UNITS, OR LOANS	( e ) CURRENT VALUE

*	USANA Health Sciences, Inc.	Common Stock held in unitized fund ($112,027 cash)	66,513	$2,210,424

	The Growth Fund of America	Mutual Fund	104,864	2,864,086
	EuroPacific Growth Fund	Mutual Fund	64,891	2,486,288
	Washington Mutual Investors Fund	Mutual Fund	88,629	2,182,328
	SMALLCAP World Fund	Mutual Fund	61,396	1,935,743
	Fundamental Investors	Mutual Fund	39,371	1,287,068
	The Income Fund of America	Mutual Fund	83,069	1,286,710
	American Balanced Fund	Mutual Fund	45,049	728,708
	New World of America	Mutual Fund	14,086	664,533
	The Bond Fund of America	Mutual Fund	45,564	537,330
	American High-Income Trust	Mutual Fund	40,223	426,743
	U.S. Government Securities Fund	Mutual Fund	28,418	397,044
	American Funds 2040 Target Date	Mutual Fund	21,035	179,215
	American Funds 2045 Target Date	Mutual Fund	17,153	146,826
	American Funds 2050 Target Date	Mutual Fund	16,020	135,045
	American Funds 2030 Target Date	Mutual Fund	13,845	117,543
	American Funds 2025 Target Date	Mutual Fund	13,428	112,530
	American Funds 2015 Target Date	Mutual Fund	10,578	91,088
	American Funds 2035 Target Date	Mutual Fund	8,563	72,612
	American Funds 2020 Target Date	Mutual Fund	2,991	25,306
	American Funds 2010 Target Date	Mutual Fund	2,383	20,562

	Money Market Fund	Money Market Fund		1,435,047

*	Loans to participants	Loans with interest rates ranging from 4.25% - 11.00%	199	794,563

				$20,137,342

* Party-in-interest

Note - Column ( d ), cost, is not required because all investments are participant directed.

EXHIBITS

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm (filed herewith)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

USANA Health Sciences 401 (k) Plan

Date:	June 17, 2010	/s/ Jeffrey A. Yates
Jeffrey A. Yates
Chief Financial Officer (Principal Financial and Accounting Officer) Employer Plan Sponsor